                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 11-K


                     ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999


                         Commission File Number 33-43105



                                  Title of Plan
                       THE BON-TON DEPARTMENT STORES, INC.
                    PROFIT SHARING / RETIREMENT SAVINGS PLAN




               ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN
                            THE BON-TON STORES, INC.
                             2801 EAST MARKET STREET
                            YORK, PENNSYLVANIA 17402
                                 (717) 757-7660

THE BON-TON DEPARTMENT STORES, INC.
PROFIT SHARING/RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS
AS OF DECEMBER 31, 1999 AND 1998
TOGETHER WITH AUDITORS' REPORT

                       THE BON-TON DEPARTMENT STORES, INC.

                     PROFIT SHARING/RETIREMENT SAVINGS PLAN


                          INDEX TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1999 AND 1998


                                                                           Page
                                                                           ----
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                    1

FINANCIAL STATEMENTS:

  Statement of Net Assets Available for Plan Benefits --
   December 31, 1999 and 1998                                               2

  Statement of Changes in Net Assets Available for Plan Benefits --
   For the Years Ended December 31, 1999 and 1998                           3

NOTES TO FINANCIAL STATEMENTS                                               4

SCHEDULES:

  I.  Item 27(a)--Schedule of Assets Held for Investment Purposes as
       of December 31, 1999                                                 9

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Plan Administrator of
The Bon-Ton Department Stores, Inc.
Profit Sharing/Retirement Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of The Bon-Ton Department Stores, Inc. Profit Sharing/Retirement Savings Plan as of December 31, 1999 and 1998, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 1999 and 1998, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, listed in the index to financial statements, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                   /s/ Arthur Andersen LLP

Lancaster,  Pa.,
  June 23, 2000

                       THE BON-TON DEPARTMENT STORES, INC.

                     PROFIT SHARING/RETIREMENT SAVINGS PLAN

               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                           DECEMBER 31, 1999 and 1998

                                                      December 31
                                              ------------------------------
                                                 1999               1998
                                              -----------        -----------
ASSETS:
  Cash                                        $    37,232        $    18,235
  Contributions receivable-
   Employer and employee/participant            2,412,701          2,106,678
  Interest and dividend receivables                10,284             12,146
  Investments, at fair value                   51,672,161         46,329,901
                                              -----------        -----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS        $54,132,378        $48,466,960
                                              ===========        ===========


   The accompanying notes are an integral part of these financial statements.

                       THE BON-TON DEPARTMENT STORES, INC.

                     PROFIT SHARING/RETIREMENT SAVINGS PLAN

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                  FOR THE YEAR ENDED DECEMBER 31, 1999 and 1998

                                                                 For the Year Ended
                                                          --------------------------------
                                                               1999                1998
                                                          ------------        ------------
ADDITIONS TO NET ASSETS:
  Contributions-
   Employer                                               $  2,084,597        $  2,019,870
   Employee/participant                                      3,938,234           3,604,202
                                                          ------------        ------------

           Total contributions                               6,022,831           5,624,072
                                                          ------------        ------------

  Investment income-
   Unrealized appreciation in fair market value              1,000,206             465,198
   Dividends and interest                                    2,574,060           2,144,293
   Realized gains (losses)                                     174,659             (76,617)
                                                          ------------        ------------

           Total investment income                           3,748,925           2,532,874
                                                          ------------        ------------

           Total additions                                   9,771,756           8,156,946
                                                          ------------        ------------

DEDUCTIONS FROM NET ASSETS:
  Benefit payments and withdrawals                           3,933,454           4,300,488
  Administrative expenses                                      172,884             173,089
                                                          ------------        ------------

           Total deductions                                  4,106,338           4,473,577
                                                          ------------        ------------
INCREASE IN NET ASSETS AVAILABLE FOR PLAN BENEFITS           5,665,418           3,683,369

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
  Beginning of year                                         48,466,960          44,783,591
                                                          ------------        ------------

  End of year                                             $ 54,132,378        $ 48,466,960
                                                          ============        ============


   The accompanying notes are an integral part of these financial statements.

                       THE BON-TON DEPARTMENT STORES, INC.

                     PROFIT SHARING/RETIREMENT SAVINGS PLAN


                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1999 AND 1998


1. DESCRIPTION OF PLAN:

The following description of The Bon-Ton Department Stores, Inc. Profit Sharing/Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering substantially all employees of The Bon-Ton Department Stores, Inc. (the "Company") who have completed one year of service, worked 1,000 hours and are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Employee Contributions

Eligible employees may elect to make basic contributions from 1% to 15% of their compensation. The Plan has additional limitations on pretax contributions for highly compensated participants. For the Plan years 1999 and 1998, a highly compensated participant, as defined by the Plan, is a participant with an annual salary equal to or greater than $80,000.

Employer Contributions

The Plan's profit sharing contributions are made at the Company's discretion out of the annual current earnings of the Company subsequent to the close of the Company's fiscal year. Contributions are paid to the designated trustee of the Plan and are subject to certain limitations as dictated by the Internal Revenue Code (IRC). Profit sharing contributions are allocated to each participant's account based upon the investment elections chosen by them. These contributions are allocated following the last day of the Plan year in the ratio which the participant's compensation for the Plan year plus the participant's compensation in excess of 40% of the Social Security Wage Base for the Plan year bears to the total compensation for the Plan year plus the total compensation in excess of 40% of the Social Security Wage Base for the Plan year of all eligible participants. The maximum amount which may be allocated to any member is 4.3% of the sum of the participant's compensation for the Plan year plus the participant's compensation over 40% of the Social Security Wage Base for the Plan year.

Matching employer contributions are at the discretion of the Board of Directors and cannot exceed 5% of the participant's compensation. These contributions are allocated to the respective investments based upon the allocations chosen by the participant. During 1999 and 1998, the Company's matching contributions as a percentage of the employees' pretax contributions were 30% and 20%, respectively.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocation of: (a) the employer's contribution, (b) Plan earnings, and (c) forfeitures of terminated participants' nonvested accounts. Profit Sharing forfeitures are allocated on the same basis as profit sharing contributions, and retirement savings plan forfeitures are allocated on the same basis as retirement savings plan contributions.

Investments

Investment of the participants' and the Company's contributions, both matching and profit sharing, are allocated at the discretion of the participant.

Vesting

Participants are fully vested as to their own contributions. With regard to employer matching contributions, the Plan has adopted a three-year cliff vesting policy, which provides for 100% vesting after three years of service. Participants' interest in profit sharing contributions are fully vested after five years of service.

Participant Loans

Effective July 1, 1999, participants may borrow from the Plan in an amount not to exceed 50% of the participant's vested account balance. In no event can the participant borrow more than $50,000 or less than $1,000. Loans are for a period not to exceed five years and bear interest at prime plus one percent (9.5% at December 31, 1999).

Benefit Payments

Participants may make withdrawals from their employee pretax contribution accounts at any time after age 59-1/2 or at any time for economic hardship, as defined by the Plan. After-tax employee contributions may be withdrawn at any time. Upon termination of employment, participants are entitled to receive the entire balance in their employee account and employer account (if vested). In the event of death or disability of a participant before termination of employment, 100% of a participant's account is distributed to a beneficiary as defined. Withdrawals may be paid in a lump sum, in installments, as an annuity for life, as a joint and survivor annuity, or any combination of the foregoing at the option of the participant.

Benefits due to retired and terminated participants, which are included in the statement of net assets available for plan benefits at December 31, 1999 and 1998, amounted to $1,079,751 and $1,169,386, respectively.

Plan Termination

Although it has not expressed an intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The financial statements of the Plan have been reflected on the accrual basis of accounting.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Investments

Participants have the option to invest their contributions and employer contributions in any of the following eight funds: PNC Investment Contract Fund, Black Rock Core Bond Fund, Washington Mutual Investors Fund, Invesco Total Return Fund, Invesco Dynamic Fund, Bon-Ton Stock Fund, Janus Growth and Income Fund, and American Century International Fund.

Effective October 1999, participants were able to invest in a self-funded brokerage account. This new investment option allows participants to invest their funds into any security available on the open market for some additional fees associated with the self-direction.

Realized Gains (Losses) and Unrealized Appreciation (Depreciation) in Fair Market Value

The computations of both realized gains and losses and the unrealized appreciation and depreciation in fair market value are based on the difference between the fair market values of the investments at the beginning of the year and the fair market values on the sales dates or the end of the year, as applicable.

Administrative Expenses

Under terms of the Plan document, all expenses are paid by the Plan unless paid directly by the Company.

3.  INVESTMENTS:

The following investments represent 5% or more of the Plan's net assets available for plan benefits as of December 31, 1999 and 1998:

                                                                  December 31
                                                         ------------------------------
                                                             1999               1998
                                                         -----------        -----------
Invesco Dynamic Fund, 155,600 and 146,047 shares,
  respectively                                           $ 4,023,817        $ 2,307,537
Invesco Total Return Fund, 287,312 and 292,812
  shares, respectively                                     8,320,558          9,182,587
PNC Investment Contract Fund, 6,749,870 and
  6,896,630 shares, respectively                          14,234,125         13,721,536
Janus Growth and Income Fund, 209,623 and 0
  shares, respectively                                     8,791,571                 --
Washington Mutual Investors Fund, 366,958 and 0
  shares, respectively                                    10,847,277                 --
Janus Fund, 0 and 120,236 shares, respectively                    --          4,045,956
Scudder Growth and Income Fund, 0 and 492,089
  shares, respectively                                            --         12,946,865
Blackrock Core Bond Fund, 218,237 and 266,377
  shares, respectively                                     1,992,503          2,607,826
                                                         -----------        -----------
                                                         $48,209,851        $44,812,307
                                                         ===========        ===========

During 1999 the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $1,174,865 as follows:

Mutual funds                                 $ 2,750,259
Common stock                                  (1,575,394)
                                             -----------
                                             $ 1,174,865
                                             ===========

4.      RELATED PARTY TRANSACTIONS:

Certain Plan investments are shares of investments managed by PNC Bank, N.A. PNC Bank, N.A. is the trustee as defined by the Plan and; therefore, these transactions qualify as party-in-interest dealings. Fees paid by the Plan for recordkeeper services and investment management services amounted to $101,588 and $71,295, respectively, for the year ended December 31, 1999.

5.  FEDERAL INCOME TAXES:

The Internal Revenue Service has determined and informed the Company by a letter dated January 30, 1996, that the Plan is qualified under Sections 401(a) and 401(k) of the IRC and the trust established under the Plan is exempt from federal income taxes under Section 501(a). The Plan's management believes that subsequent amendments have not affected the Plan's qualification and that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

The following is a reconciliation of net assets available for plan benefits on the financial statements to the Form 5500:

                                                                      December 31
                                                           ---------------------------------
                                                               1999                 1998
                                                           ------------         ------------
      Net assets available for plan benefits on
        the financial statements                           $ 54,132,378         $ 48,466,960

      Amounts allocated to withdrawing participants          (1,079,751)          (1,169,386)
                                                           ------------         ------------
      Net assets available for plan benefits on
        the Form 5500                                      $ 53,052,627         $ 47,297,574
                                                           ============         ============

The following is a reconciliation of benefits paid to participants on the financial statements to the Form 5500:

                                                                       Year ended
                                                                    December 31, 1999
                                                                    -----------------
      Benefits paid to participants on the financial statements        $ 3,933,454


      Add- Amounts allocated to withdrawing participants
        at December 31, 1999                                             1,079,751

      Less- Amounts allocated to withdrawing participants
        at December 31, 1998                                            (1,169,386)
                                                                       -----------

            Benefits paid to participants on the Form 5500             $ 3,843,819
                                                                       ===========

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

                                                                      SCHEDULE I

                                 EIN 23-1269309
                                    Plan 003


                       THE BON-TON DEPARTMENT STORES, INC.

                     PROFIT SHARING/RETIREMENT SAVINGS PLAN


           Item 27(a)--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             AS OF DECEMBER 31, 1999

                                              Number of
     Description of Investment                 Shares             Cost              Market
     -------------------------                 ------             ----              ------
The Bon-Ton Department Stores, Inc.
  Common Stock                                 716,015        $ 4,402,071        $ 2,640,781
Janus Growth and Income Fund                   209,623          6,655,741          8,791,571
Black Rock Core Bond Fund                      218,237          2,098,795          1,992,503
Invesco Dynamic Fund                           155,600          2,597,560          4,023,817
Invesco Total Return Fund                      287,312          8,063,037          8,320,558
American Century International Fund             15,710            172,651            235,184
Washington Mutual Investors Fund               366,958         11,715,422         10,847,277
PNC Investment Contract Fund*                6,749,870         12,556,090         14,234,125
Participant Loans; interest rates
  ranging from 9.00% to 9.50%                       --            586,345            586,345
                                                              -----------        -----------
                                                              $48,847,712        $51,672,161
                                                              ===========        ===========

*Represents a party-in-interest transaction.





          The accompanying notes are an integral part of this schedule.

                                   SIGNATURES




Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.




                              THE BON-TON DEPARTMENT STORES, INC.
                              Profit Sharing/Retirement Savings Plan



Date: June 28, 2000           By:      /s/ Michael L. Gleim
                                  -----------------------------------------
                                   Michael L. Gleim
                                   Plan Administrator